UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1943
For the transition period from                      to
Commission file number 1-5129
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
MOOG INC. RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MOOG INC.
EAST AURORA, NEW YORK 14052-0018
REQUIRED INFORMATION
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Signature
Consent of Independent Registered Public Accounting Firm

Financial Statements and
Supplemental Schedule
Moog Inc. Retirement Savings Plan
Years Ended September 30, 2009 and 2008
With Report of Independent Auditor

Moog Inc. Retirement Savings Plan
Financial Statements
and Supplemental Schedule
Years Ended September 30, 2009 and 2008

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Moog Inc. Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Moog Inc. Retirement Savings Plan as of September 30, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Moog Inc. Retirement Savings Plan as of September 30, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of September 30, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended September 30, 2009 and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ FREED MAXICK & BATTAGLIA, CPAs, PC
Buffalo, New York
March 19, 2010

Moog Inc. Retirement Savings Plan
Statement of Net Assets Available for Benefits

	September 30,
	2009	2008
Assets
Investments at fair value:
Shares of registered investment companies	$159,700,159	$143,180,218
Employer securities	84,893,799	118,901,125
Stable value fund	50,141,671	41,967,705
Common stock	6,933,081	8,247,169
Participant loans receivable	4,532,853	4,308,443
Cash and cash equivalents	12,138,586	11,722,013

	318,340,149	328,326,673

Receivables:
Participant contributions	1,037,430	1,195,378
Employer contributions	200,879	144,542

	1,238,309	1,339,920

Net assets available for benefits, at fair value	319,578,458	329,666,593

Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,586,201	1,914,738

Net assets available for benefits	$321,164,659	$331,581,331

See accompanying notes.

Moog Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30,
	2009	2008
Additions
Participant contributions	$24,677,159	$24,537,117
Employer contributions	5,493,132	2,747,416
Participant rollovers	1,279,775	1,828,452
Transfer from other plans	4,326,605	2,164,027
Interest and dividend income	666,604	843,922

	36,443,275	32,120,934

Deductions
Distributions	12,837,456	17,540,786
Net depreciation in fair value of investments	33,816,525	42,985,266
Administrative expenses	205,966	116,449

	46,859,947	60,642,501

Net decrease	(10,416,672)	(28,521,567)
Net assets available for benefits at beginning of year	331,581,331	360,102,898

Net assets available for benefits at end of year	$321,164,659	$331,581,331

See accompanying notes.

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2009 and 2008
1. Description of Plan
The following is a brief description of the Moog Inc. Retirement Savings Plan (the Plan) and is provided for general information purposes only. Participants should refer to the Plan Document and the Summary Plan Description for more complete information.
General
The Plan is a defined contribution plan sponsored by Moog Inc. (Company or the Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility
During the plan years ended September 30, 2009 and 2008, the Company made employees of certain acquired businesses eligible for the Plan. As of September 30, 2009, all domestic employees of the Company are eligible to participate in the Plan immediately upon hire, except for employees of certain acquired businesses, Ethox International, Inc., Videolarm, Inc., Moog Techtron Corporation and CSA Engineering, Inc., some of which maintain their own defined contribution plans, and those employees of Flo-Tork Inc. who are covered by a collective bargaining agreement.
Plan Mergers and Transfers
During the Plan year ended September 30, 2009, the Company transferred assets and merged the associated plans of Zevex, QuickSet and PRIZM into the Plan. For the Plan year ended September 30, 2008, the Company transferred assets and merged the related plans of Fundamental Technology Solutions and Thermal Control Products into the Plan. Also, during the Plan year ended September 30, 2008, assets of Flo-Tork employees not covered by the collective bargaining agreement were transferred to the Plan.

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2009 and 2008
Contributions and Investments
Effective January 1, 2008, the Plan was amended to allow for voluntary pretax contributions to the Plan in the form of a 1% to 40% salary reduction subject to the Internal Revenue Code (IRC) limits and permit an automatic deferral of 3% of eligible employee compensation to the Plan, unless the employee elects not to make such a contribution to the Plan. Prior to this date, each eligible participant could make voluntary pretax contributions to the Plan in the form of a 1% to 20% salary reduction subject to limits. Effective June 1, 2009, the Plan was amended to allow for Roth Elective Deferrals. Participants may designate all or a portion of automatic deferrals as Roth Elective Deferrals as of the effective date. The Plan permits participants age 50 and older to make “catch-up” contributions as provided by the Economic Growth and Tax Relief Reconciliation Act of 2001. Contributions are directed by the participant among the available investment options.
The Plan currently offers eleven mutual funds, a money market fund, a stable value fund, asset allocation model funds and Company stock as investment options for participants. In 1994, certain assets of the AlliedSignal Savings Plan (including shares of AlliedSignal common stock) were transferred to the Plan as a result of the Company’s acquisition of certain product lines of AlliedSignal Corporation. In December 1999, the AlliedSignal common stock was exchanged for Honeywell International, Inc. (Honeywell) common stock due to the merger of the two companies. Honeywell common stock is not an ongoing investment option for plan participants.
The Company’s matching contribution is 25% of the first 2% of eligible pay that employees contribute. The Company Match is invested pursuant to participant allocation elections, which may include Company common stock.
Effective January 1, 2008, the Company’s U.S. defined benefit pension plan was amended to freeze enrollment of new entrants. All new employees hired on or after January 1, 2008 are not eligible to participate in the defined benefit pension plan and, instead, the Company makes a contribution (Retirement Contributions) for those employees to an employee-directed investment fund in the Plan. The Retirement Contributions are based on a percentage of the employee’s eligible compensation and age, and are in addition to the Company Match on voluntary employee contributions.
The Company gave all current employees participating in the U.S. defined benefit pension plan as of January 1, 2008 the option to either remain in the pension plan and continue to accrue benefits or to elect to stop accruing future benefits in the pension plan as of April 1, 2008 and instead receive the Retirement Contribution in the Plan. The employee elections became effective April 1, 2008.

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2009 and 2008
The Plan also provides that the Company may make discretionary contributions; however, for the plan years ended September 30, 2009 and 2008, the Company has not elected to make any discretionary contributions.
Rollovers represent amounts contributed to the Plan by participants from prior employer plans.
Participant Accounts
Separate accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, Retirement Contributions, Company Match and discretionary contributions, if applicable. Plan earnings, losses and fees of the participant’s investment selections are reported in the participant’s account as defined by the Plan. Participant accounts are fully and immediately vested in the participant’s contributions and Company Match. The Retirement Contributions vest 100% after three years of credited service, which is defined as 1,000 hours of service in a plan year. Forfeitures are used to first reduce future Retirement Contributions, secondly to offset Plan expenses and lastly reallocated to remaining participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may transfer all or part of their accounts, including investments in Company stock, among the other investment options in the Plan, except for transfers to Honeywell common stock and the Vanguard Windsor Fund, which are not permitted.
Distributions
Subject to certain limitations, participants may withdraw all or part of their account balance upon attainment of age 59 1/2. Distribution of a participant’s account balance is also permitted in the event of death, disability, termination of employment or immediate financial hardship, as defined in the Plan Document. Distributions are required to begin at age 70 1/2. Distributions are made in cash except for the Company Match and Honeywell common stock, which can be distributed in cash or shares. Participants have the option to also receive the balances from their contributions in employer securities in either cash or shares. For distributions of Moog Class B Stock from the employer securities funds and matching account balances (for shares purchased after January 1, 1999), the shares of stock will carry a restrictive legend and the Company will have a right of first refusal at the time of sale, transfer or pledging of those shares.
Participant Loans
Loans are limited to the lesser of $50,000 or one-half of the participant’s account balance with a minimum loan of $1,000, payable over a term not to exceed five years. Interest is charged at a rate established by the Plan and is normally fixed at origination at prime plus 1%.

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2009 and 2008
Administrative Expenses
Costs of administering the Plan are borne by the Company, except for loan origination fees and investment management fees, which are paid by the Plan. Loan origination fees are charged to the participant’s account balance at the time the loan is processed. Investment management fees are allocated to all participants invested in the fund that charges the fee on a pro rata basis of account balances.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements are presented on the accrual basis of accounting.
As codified in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 946-210-45, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the ASC, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Cash and Cash Equivalents
All highly liquid investments with an original maturity of three months or less are considered cash equivalents.
Investment Valuation and Income Recognition
The Plan’s assets are invested in the common stock of Moog Inc. (Class A and Class B) through a unitized stock fund, which includes investments in a money market fund for liquidity purposes. Shares of Registered Investment Companies are valued at the net asset value of shares held by the Plan at year end. The Plan’s interest in the Stable Value Fund is valued based on information reported by the investment advisor. Participant loans receivable are valued at cost, which approximates fair value.
Purchases and sales of securities are recorded on a trade date basis. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2009 and 2008
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net assets Available for Benefits.
Recent Accounting Pronouncements
In September 2006, the FASB issued new standards on fair value measurements as codified in ASC 820-10. This standard establishes a single authoritative definition of fair value and requires additional disclosures about fair value measurements. This standard applies to fair value measurements already required or permitted by existing standards. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to U.S. generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosure about fair value measurements. We adopted this standard on October 1, 2008. The adoption of this standard did not impact the amounts reported in the financial statements; however, additional disclosures were necessary.
In February 2007, the FASB issued new standards on financial instruments as codified in ASC 825-10. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Plan did not elect the fair value measurement option for any items that are not already required to be measured at fair value. The Plan adopted this standard on October 1, 2008.
Reclassification
Certain 2008 amounts previously reported as dividends have been reclassified to net depreciation in fair value of investments to conform to the 2009 presentation.

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2009 and 2008
3. Fair Value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. The definition of the fair value hierarchy is as follows:
Level 1 — Quoted prices in active markets for identical assets and liabilities.
Level 2 — Observable inputs other than quoted prices in active markets for similar assets and liabilities.
Level 3 — Inputs for which significant valuation assumptions are unobservable in a market and therefore value is based on the best available data, some of which is internally developed and considers risk premiums that a market participant would require.
The following table presents the fair values and classification of the Plan’s investments measured on a recurring basis as of September 30, 2009:

	Level 1	Level 2	Level 3	Total
Shares of registered investment companies	$159,700,159	$—	$—	$159,700,159
Employer securities	84,893,799	—	—	84,893,799
Stable value fund	—	50,141,671	—	50,141,671
Common stock	6,933,081	—	—	6,933,081
Participant loans	—	—	4,532,853	4,532,853
Cash and cash equivalents	12,138,586	—	—	12,138,586

Net fair value	$263,665,625	$50,141,671	$4,532,853	$318,340,149

The following provides a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended September 30, 2009:

Participant
Loans
Balance as of October 1, 2008	$4,308,443
Issuances, repayment and settlements, net	224,410

Balance as of September 30, 2009	$4,532,853

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2009 and 2008
4. Investments

	Year Ended September 30,
	2009	2008
Registered investment companies	$1,851,974	$(32,503,475)
Employer securities	(36,457,649)	(8,430,572)
Stable value fund	1,659,354	1,821,998
Common stock	(870,204)	(3,873,217)

Net depreciation	$(33,816,525)	$(42,985,266)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	Year Ended September 30,
	2009	2008
Registered Investment Companies
Eaton Vance Large Cap Value Fund	$27,060,696	$28,442,802
Vanguard Institutional Index Fund	24,041,233	22,713,008
American Capital World Growth and Income Fund	21,197,550	19,151,330
American Growth Fund of America	19,475,583	16,620,200

Stable Value Fund
JPMorgan Stable Value Fund (fair value)	50,141,671	41,967,705
JPMorgan Stable Value Fund (contract value)	51,727,872	43,882,443

Employer Securities
Moog Inc. Class A Common Stock	27,607,873	41,255,455
Moog Inc. Class B Common Stock	57,285,926	77,645,670

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2009 and 2008
5. Income Tax Status
The Plan, as amended, received a favorable determination letter from the Internal Revenue Service dated April 9, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code); therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
6. Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
If such termination were to occur, the Company will instruct the trustee to either continue the management of the trust’s assets or liquidate the trust and distribute the assets to the participants in accordance with the Plan Document.
7. The Stable Value Fund
During 2008, the Plan began investing in a fully benefit-responsive synthetic Guaranteed Investment Contract (GIC) as part of offering the Stable Value Fund (the Fund) investment option to participants. Contributions to this fund are used to purchase units of a collective trust vehicle, which are invested in high-quality U.S. bonds, including U.S. government treasuries, corporate debt securities and other high-credit-quality asset-backed securities. The GIC issuer is contractually obligated to repay the principal; however, there is no specified interest rate that is guaranteed to the Plan. There are no reserves against contact value for credit risk of the contract issuer or otherwise.
The Fund has entered into wrap contracts with insurance companies and financial institutions under which they provide a guarantee with respect to the availability of funds to make distributions from this investment option. These contracts are carried at contract value in the participants’ accounts.

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2009 and 2008
Participant accounts in the Fund are credited with interest at a fixed rate that is reset quarterly based on a formula as defined in the contract. The primary variables which could impact the future rates credited to participants include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract, (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract and (5) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The rate credited to participants of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
To the extent that the underlying portfolio has unrealized and/or realized losses, an adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future rate credited to participants may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, an adjustment is made when reconciling from fair value to contract value and, in the future, the rate credited to participants may be higher than the current market rates. The contracts cannot credit an interest rate that is less than zero percent.
Certain events limit the ability of the Plan to transact at contract value. Such events are limited to premature termination of the contracts by the Plan or Plan termination. The Plan Sponsor has not expressed any intention to take either of these actions.
As described in Note 2, because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yields earned by the Fund are as follows:

	Year Ended September 30,
Average yield for synthetic GICs	2009	2008
Based on actual earnings	3.76%	6.73%
Based on interest rate credited to participants	3.07%	5.57%

Moog Inc. Retirement Savings Plan
Notes to Financial Statements
September 30, 2009 and 2008
8. Related Party Transactions
Participants of the Plan may elect to invest in Moog Inc. common stock within the Moog Inc. Common Stock Fund. Moog Inc. is the Plan Sponsor. Additionally, Plan investments include accounts with JPMorgan, the Plan trustee. These transactions qualify as party-in-interest transactions. Net investment losses from investments sponsored by JPMorgan, Moog Inc. and participant loans amounted to $33,715,418 and $6,950,861 for the plan years ended September 30, 2009 and 2008, respectively.

Moog Inc. Retirement Savings Plan
EIN #16-0757636 Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
September 30, 2009

Identity of Issuer	Description	Fair Value

Eaton Vance Large Cap Value Fund	Mutual Fund	$27,060,696
Vanguard Institutional Index Fund	Mutual Fund	24,041,233
American Capital World Growth and Income Fund	Mutual Fund	21,197,550
American Growth Fund of America	Mutual Fund	19,475,583
Fidelity Puritan Fund	Mutual Fund	15,389,358
Pimco Total Return Fund	Mutual Fund	14,778,399
American Euro Pacific Growth	Mutual Fund	12,165,935
Baron Small Cap Fund	Mutual Fund	8,460,096
Pimco Real Return Fund	Mutual Fund	8,300,000
Royce Low-Priced Stock Fund	Mutual Fund	6,938,211
Vanguard Windsor Fund	Mutual Fund	1,893,098

Registered Investment Companies Total		159,700,159

*Moog Inc.	Class A Common Stock	27,607,873
*Moog Inc.	Class B Common Stock	57,285,926

Employer Securities Total		84,893,799

U.S. Government	U.S. Treasury Notes maturing at various dates through October 31, 2010 and bearing interest at rates ranging from 1.50% to 2.88%	217,808
*JPMorgan Liquidity Fund	Common Collective Trust Fund	9,757,995
*JPMorgan Intermediate Bond Fund	Common Collective Trust Fund	40,149,106
Wrapper Contracts	Wrapper Contract	16,762

Stable Value Fund Total		50,141,671

Honeywell International, Inc.	Common Stock	6,933,081

*Participant loans receivable	Loans maturing at various dates through October 13, 2017 and bearing interest at rates ranging from 4.25% to 10.25%	4,532,853
*JPMorgan Prime Money Market	Interest-bearing cash and cash equivalents	12,138,586

Total Investments		$318,340,149

*	Denotes a party-in-interest

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOOG INC. RETIREMENT SAVINGS PLAN
Dated: March 19, 2010	By:	/s/ Joe C. Green
		Name:	Joe C. Green
Plan Administrator

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Freed Maxick & Battaglia, CPAs, PC